Mail Stop 4-7

March 31, 2005

R.C. Sen
Deputy General Manager (Accounts)
Mahanagar Telephone Nigam Limited
12th Floor, Jeevan Bharati Tower-1
124 Connaught Circus
New Delhi 110 001
India

Re: 	Mahanagar Telephone Nigam Limited
Form 20-F for the fiscal year ended March 31, 2004
Filed Sept. 30, 2004
File No. 1-15252

Dear Mr. Sen:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Please comply with these comments in future filings and provide us written responses as appropriate.. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the fiscal year ended March 31, 2004, filed
September
30, 2004

Legal Proceedings, page 31

1. We note in seventh paragraph that you have not accrued for the income tax charge, interest and penalty of approximately Rs.33 billion on the disallowable license fees. Please tell us in detail in your response letter how you met the requirements of paragraph
8
of SFAS no. 5. Please refer to FASB Interpretation no. 14 which provides for additional guidance on SFAS no. 5.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates, page 43

2. We believe that your disclosures, with respect to critical accounting policies, do not provide investors with an understanding of those estimates and assumptions that are both important to the portrayal of your financial condition and results of operations and require your most difficult, subjective or complex judgments. For the most part, the current disclosure is identical to the disclosure presented in Note 2 - Summary of significant accounting policies, appearing in the notes to the financial statements. Please revise.

3. None of the critical accounting estimates that you include in your current disclosures includes a sensitivity analysis or other quantitative information. Revise your disclosures to include a sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. For example, you should expand the disclosure of your accounting for pension and other retirement benefits and legal contingencies to provide more specific disclosures.

For additional guidance, refer to Item 5 of Form 20-F as well as section V of SEC Release No. 33-8350 (December 19, 2003),
Commission
Guidance Regarding Management`s Discussion and Analysis of
Financial
Condition and Results of Operations, which is located on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Results of operations, page 48

4. Your present discussion of the costs of revenues and selling, general and administrative expenses on pages 48 and 49 does not address changes in each material component of these line items. Please revise your present disclosure to discuss the changes in each material line presented on page F-4. In circumstances where there is more than one business reason for the change, you should attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please comply with
Item 5 of Form 20-F.  Also, refer to SEC Release No. 33-8350.

Item 15. Controls and Procedures, page 79

5. We note your disclosure that "our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act." Please confirm in your response letter, if true, that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e)
of the Securities Exchange Act. Alternatively, you may simply state, if true, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective. Additionally, please comply with this comment in future filings.

6. We note your disclosure that "our chief executive officer and chief financial officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act." We also note that your quarterly financial statements furnished on Forms 6-K include review reports that note possible discrepancies from Indian GAAP. Please tell us in your response letter what consideration your officers gave to these review reports in their evaluation of your disclosure controls and procedures and in reaching their conclusion that your disclosure controls and procedures were effective. In this regard we note the following reports:

* Annexure 1 to the review report for the financial statements for the three months ended September 30, 2004, filed on Form 6-K filed December 1, 2004;
* Annexure 1 to the review report for the financial statements for the three months ended June 30, 2004, filed on Form 6-K filed August
31, 2004;
* Annexure A to the review report for the financial statements for the three months ended December 31, 2003, filed as Exhibit 99.5 to Form 6-K filed February 27, 2004; and
* Annexure A to the review report for the financial statements for the three months ended September 30, 2003, filed on Form 6-K filed December 3, 2003.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

7. Based on the PCAOB`s listing of the registered firms as of February 3, 2005, we note that your auditors - Price Waterhouse, in
New Delhi, India - are not a registered member of PCAOB. Please advise us in writing of the status of your auditors to practice before the Commission.

Statements of Operations, page F-4

8. We note that your presentation of cost of revenues excludes depreciation and amortization for property and equipment that is directly attributable to the generation of revenue. It is not appropriate to present gross profit that excludes depreciation, since this results in presenting a figure for income before depreciation, which is prohibited by SAB 11:B. Please revise your income statement presentation and other related financial information in future filings to include depreciation expense in the calculation of gross margin.

Consolidated Statements of Cash Flow, page F-6

9. Please tell us in your response letter the nature of the line item
"Excess liabilities written back."

Notes to the Consolidated Financial Statements

Note 25(b). Contingent Liabilities - Sales Tax, page F-26

10. We note that the financial statements do not include the accrual for the sales tax liabilities. Please tell us in your response letter how you evaluated the requirements of paragraph 8 of SFAS no.
5 with respect to the sales tax liabilities. Also, refer to FASB Interpretation no. 14 which provides for additional guidance on the application of SFAS no. 5.


*   *   *   *   *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter confirming that you will comply with these comments in future filings as appropriate, keying your responses to our comments and providing any requested supplemental information. Detailed response letters greatly facilitate our review. Please submit your response letter as correspondence on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Gopal Dharia, Staff Accountant, at (202)
942-
1973 or Terry French, Accountant Branch Chief, at (202) 942-1998 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at
(202) 942-1933, Kathleen Krebs, Special Counsel, at (202) 942-
1990,
or me at (202) 942-1990 with any other questions.


Sincerely,


Larry Spirgel
Assistant Director

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Mahanagar Telephone Nigam Limited
March 31, 2005
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